DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:                DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 16, 2018

File No. 000-30371

Ladies and Gentlemen:

This letter is in response to your oral comments on the above captured filing on February 25, 2019.

Those comments were issued during a conference call between SEC support staff and DynaResource, Inc. management as a follow up to our January 10, 2019 response to your December 18, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 1. Nature of Activities and Significant Accounting Policies

Property

Design, Construction and Development Costs, page 57

1.	We have reviewed your response to comment 1 noting you do not believe the costs you capitalized for the medical facility, camp, office infrastructure improvements, tailings pond and liner improvements, new foundation for the Denver Mill, installation cost for Mill #3, other machinery and equipment and transportation equipment related to mine development. Considering you have not established proven and probable reserves for this mine and you continue to be in the exploration stage, please provide us with a detailed discussion of how you determined the probably future economic benefit for each of these capitalized costs, including: (a) your expected proceeds and associated costs from alternative future uses for each of these capitalize costs and (b) the salvage value for each of these capitalized amounts. Also tell us the basis for each of your material assumptions, including providing supporting evidence.

Response:

Because the DynaResource mining operations has only one source of revenue, the sale of minerals primarily gold and silver, extracted and processed from the mining operations, it is impractical to perform a separate detailed analysis of the probable future economic benefit for each of the capitalized costs.

While we have not established “proven and probable reserves” under SEC Guide 7 (although the Company does report 402,000 “Indicated” Oz Au and 741,000 “Inferred” Oz Au under the definitions described in Canadian National Instrument 43-101) the Company has established a proven revenue stream from its mining operations. Total revenues for the year ended December 31, 2018 were approximately $14,000,000, which represented an increase of approximately 30% over 2017 revenues. Forecasted revenue for the year ending December 31, 2019 is $30,000,000. Our analysis of the future economic benefit of the capitalized costs is based on our 2017 and 2018 revenue and the additional revenue we expect to generate through the expansion of our mining and processing facilities in 2019 and in future years. All the capitalized costs in 2017 discussed in your comment as well as the additional cost incurred in 2018 are necessary to support and process the increased mining production.

None of the capitalizable items have significant expected proceeds from alternative uses or if salvaged. Therefore, neither were factors considered in our determination of the future economic benefit of the assets.

The Company’s mining operations are in the Construction phase, and these assets qualify as construction assets as defined by Guide 7. Construction assets and facilities are infrastructure, building, machinery, plant and equipment necessary to extract, treat, and transport material from the mineral reserve. Per Guide 7, construction assets have a separate measurable life which may be longer or shorter than the measurable life of the mine.

Request:

The specific oral request was for the Company to provide a detail five-year projection of revenue and expenses from mining operations to document that we believe we will generate enough cash flow to recover our investment in the construction assets as defined above.

Response:

In response to this request we submit the attached three exhibits:

Exhibit A. – A five-year projected statement of operations compiled with the same format as the Company’s Form 10K statement of operations.

Exhibit B. – A five-year operating projection for the mining operations including detailed calculations of projected revenue, mining and production costs.

Exhibit C - A comparison between actual yield during the test mining phase and the projected yield as defined in the block model NI 43-101 report.

Key assumptions in the projection are as follows:

Revenue: Increase in daily mine production from 200 tonnes per day in April 2019 to 320 tonnes per day beginning in January 2020 and continuing through December 2023. Increase in daily plant processing from 190 tones per day in April 2019 to 310 tonnes per day beginning in January 2020 with an average feed grade of 11.50 g/t. This increase in production is based on opening additional mines (Tres Amigos), by July 2020. The increase in processing capacity is based on the completion of the rehabilitation of the third mill. Revenue is calculated based on a $1,250 an ounce gold price reduced by the buyer’s discount and processing costs based on the terms of the current sales contract.

Production Cost Applicable to Sales: Plant processing costs are estimated at $45 a ton consistent with historical processing costs.

Mine Production Cost Costs of mining ore for processing is estimated at $60 a ton based on historical costs.

Mine Exploration Costs: Costs of mining the waste materials necessary to reach the mineral deposits is the same as the mining the materials for production at $60 a ton. The ratio of waste material to production material was estimated by the mining team. It is higher in 2019 reflective of the cost of commencing the opening of the first Tres Amigos mine.

Transportation Costs: Transportation cost are estimated at 4.5% of revenue based on historical costs.

Camp, Warehouse and Facility Costs: Mining support costs reflect only a slight increase over 2018 cost. That facilities in place were constructed and staffed to support the projected level of production.

Property Holding Costs: Property holdings cost reflect the reductions of the Company’s mining concessions in 2018 from 69,121 hectares to 9,920 hectares.

General and Administrative Costs: - G&A expenses are projected to remain flat over the next five years.

Depreciation & Amortization - Depreciation expense is projected based on depreciation of current assets plus projected additions.

Non-Operating Costs The only non-operating cost include in the projection was interest expense which was calculated based on amortization of current notes with the assumption the convertible notes payable would be paid off from cash flow in 2020. No attempt was made to estimate the effect of foreign currency exchange gains and losses.

Based on this projection, Company management feels that the cash flow provided from mining operations will be sufficient to recover the Company’s investment in the construction assets and that the assets are properly accounted for in the Company’s financial statements.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO

DYNARESOURCE, INC.
EXHIBIT A - FIVE YEAR PROJECTION

	Year	Year	Year	Year	Year	Five Year
	2019	2020	2021	2022	2023	Total
REVENUE	22,650,063	$35,984,600	$35,984,600	$35,984,600	$35,984,600	$166,588,463

COSTS AND EXPENSES OF MINING OPERATIONS
Production Cost Applicable to Sales	3,245,791	4,743,000	4,743,000	4,743,000	4,743,000	22,217,791
Mine Production Costs	5,162,741	6,528,000	6,528,000	6,528,000	6,528,000	31,274,741
Mine Exploration Costs	3,757,537	5,222,400	5,222,400	5,222,400	5,222,400	24,647,137
Camp, Warehouse and Facilities	2,921,774	3,000,000	3,000,000	3,000,000	3,000,000	14,921,774
Transportation	1,165,249	1,620,000	1,620,000	1,620,000	1,620,000	7,645,249
Property Holding Costs	250,000	250,000	250,000	250,000	250,000	1,250,000
General and Administrative	2,433,157	2,400,000	2,400,000	2,400,000	2,400,000	12,033,157
Depreciation and Amortization	299,180	300,000	300,000	300,000	300,000	1,499,180
Total Operating Expenses	19,235,429	24,063,400	24,063,400	24,063,400	24,063,400	115,489,029

NET OPERATING INCOME	3,414,635	11,921,200	11,921,200	11,921,200	11,921,200	51,099,435

OTHER INCOME (EXPENSE)
Foreign Currency Gains (Losses)	-	-	-	-	-	-
Interest Expense	(470,000)	(304,000)	(38,000)	-	-	(812,000)
Derivatives Mark-to-Market Gain (Loss)	-	-	-	-	-	-
Other Income (Expense)		-	-	-	-	-
Total Other Income (Expense)	(470,000)	(304,000)	(38,000)	-	-	(812,000)

NET INCOME BEFORE TAXES	2,944,635	11,617,200	11,883,200	11,921,200	11,921,200	50,287,435

TAXES	-	-	-	-	-	-

NET INCOME	2,944,635	$11,617,200	$11,883,200	$11,921,200	$11,921,200	$50,287,435

Exhibit B
5 Year Summary - Underground Mining
San Pablo, San Pablo East, Tres Amigos, San Pablo South
Mine
Mine (Ore Tons)		500,000
Mine (Ore g/t)		12.41
Mined Gold Oz		199,493
Plant
Ore Feed (Tons)		483,700
Ore Feed (g/t)		11.41
Gold Oz		177,461
Recovery		85%
Gross Recovered Gold Oz		150,841
Non Recovered Gold Ozs Deposited to Tailings
Estimate Recoverability of 50% - 75%		26,620
Revenue / Cost
Gross Revenue		$188,551,250
Net Revenue		$164,258,900
Total Operating Cost		$105,049,000
Other Cost		$4,200,000
Net Operating Profit		$55,009,900
Operating Costs / Per Gold Oz		$696
All Inclusive Cost / Per Gold Oz		$728

Case	Gold Price ($US / Oz)	Operating Cash
		Million USD
Base Case	$1,200	$58.5
Base Case	$1,250	$65.7
Base Case	$1,300	$72.8
Base Case	$1,500	$101.4

	San Jose de Gracia Underground Gold Mines										San Jose de Gracia Underground Gold Mines
	15 Month Projections (April, 2019 - June 2020)										15 Month Projections (April, 2019 - June 2020) Page 2
		Apr-2019	May-2019	Jun-2019	Jul-2019	Aug-2019	Sep-2019	Oct-2019	Nov-2019	Dec-2019	Jan-2020	Feb-2020	Mar-2020	April, 2020	May 2020	June 2020	Total
	Operating Days	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30	450
	Mine
	Ore Tons Mined / Day	200	200	200	260	260	260	260	260	260	320	320	320	320	320	320	272
	Ore Tons / Mined	6,000	6,000	6,000	7,800	7,800	7,800	7,800	7,800	7,800	9,600	9,600	9,600	9,600	9,600	9,600	122,400
	Gold Grade (g/t)	10.00	10.00	10.00	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.13
	Gold Oz	1,929	1,929	1,929	3,135	3,135	3,135	3,135	3,135	3,135	3,858	3,858	3,858	3,858	3,858	3,858	47,745
	Waste tons	4,800	4,800	4,800	6,240	6,240	6,240	6,240	6,240	6,240	7,680	7,680	7,680	7,680	7,680	7,680	97,920
	Plant
	Feeding Tons / Average Per Day	190	190	190	250	250	250	250	250	250	310	310	310	310	310	310	262
	Feeding Tons / Month	5,700	5,700	5,700	7,500	7,500	7,500	7,500	7,500	7,500	9,300	9,300	9,300	9,300	9,300	9,300	117,900
	Feeding Grade (g/t)	9.00	9.00	9.00	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.50	11.14
	Feeding Oz / Month	1,649	1,649	1,649	2,773	2,773	2,773	2,773	2,773	2,773	3,438	3,438	3,438	3,438	3,438	3,438	42,213
	Concentrates
	Tons of Gravimetric	57	57	57	75	75	75	75	75	75	93	93	93	93	93	93	1,179
	Tons of Flotation	513	513	513	675	675	675	675	675	675	837	837	837	837	837	837	10,611
	Total Tons of Concentrates	570	570	570	750	750	750	750	750	750	930	930	930	930	930	930	11,790
	Gold Contents
27%	Gravimetric Gold Oz	445	445	445	749	749	749	749	749	749	928	928	928	928	928	928	11,397
58%	Flotation Gold Oz	956	956	956	1,608	1,608	1,608	1,608	1,608	1,608	1,994	1,994	1,994	1,994	1,994	1,994	24,480
85%	Delivered Gold Oz / Month	1,401	1,401	1,401	2,357	2,357	2,357	2,357	2,357	2,357	2,922	2,922	2,922	2,922	2,922	2,922	35,877
	Gold Price	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
	Revenues	1,751,250	1,751,250	1,751,250	2,946,250	2,946,250	2,946,250	2,946,250	2,946,250	2,946,250	3,652,500	3,652,500	3,652,500	3,652,500	3,652,500	3,652,500	44,846,250
	Buyers Deductions
	Buyers Discount (6%)	105,075	105,075	105,075	176,775	176,775	176,775	176,775	176,775	176,775	219,150	219,150	219,150	219,150	219,150	219,150	2,690,775
125	Treatment Cost Deduction	71,250	71,250	71,250	93,750	93,750	93,750	93,750	93,750	93,750	116,250	116,250	116,250	116,250	116,250	116,250	1,473,750
	Refining Cost Deduction	35,025	35,025	35,025	58,925	58,925	58,925	58,925	58,925	58,925	73,050	73,050	73,050	73,050	73,050	73,050	896,925
	Total Deductions	211,350	211,350	211,350	329,450	329,450	329,450	329,450	329,450	329,450	408,450	408,450	408,450	408,450	408,450	408,450	5,061,450
	Revenues	1,539,900	1,539,900	1,539,900	2,616,800	2,616,800	2,616,800	2,616,800	2,616,800	2,616,800	3,244,050	3,244,050	3,244,050	3,244,050	3,244,050	3,244,050	39,784,800

	San Jose de Gracia - Underground Gold Mines
	5 Year Projections (April 2019 - December 2023)
		9 Mos 2019	2020	2021	2022	2023	5 years
	Operating Days	270	340	340	340	340	1,630
	Mine
	Ore Tons Mined / Day	240	320	320	320	320	304
	Ore Tons / Mined	64,800	108,800	108,800	108,800	108,800	500,000
	Gold Grade (g/t)	11.81	12.50	12.50	12.50	12.50	12.41
	Gold Oz	24,597	43,724	43,724	43,724	43,724	199,493
	Waste tons	51,840	87,040	87,040	87,040	87,040	400,000
	Plant
	Feeding Tons / Per Day (Average)	230	310	310	310	310	294
	Feeding Tons / Year	62,100	105,400	105,400	105,400	105,400	483,700
	Feeding Grade (g/t)	10.81	11.50	11.50	11.50	11.50	11.41
	Feeding Gold Oz / Year	21,585	38,969	38,969	38,969	38,969	177,461
	Concentrates
	Tons of Gravimetric	621	1,054	1,054	1,054	1,054	4,837
	Tons of Flotation	5,589	9,486	9,486	9,486	9,486	43,533
	Total Tons of Concentrates	6,210	10,540	10,540	10,540	10,540	48,370
	Gold Contents
27%	Gravimetric Gold Oz	5,829	10,522	10,522	10,522	10,522	47,917
58%	Flotation Gold Oz	12,516	22,602	22,602	22,602	22,602	102,924
85%	Delivered Gold Ozs / Year	18,345	33,124	33,124	33,124	33,124	150,841
	Gold Price	$1,250	$1,250	$1,250	$1,250	$1,250	$1,250
	Revenues	$22,931,250	$41,405,000	$41,405,000	$41,405,000	$41,405,000	$188,551,250
	Buyers Deductions
	Buyers Discount (6%)	$1,375,875	$2,484,300	$2,484,300	$2,484,300	$2,484,300	$11,313,075
	Treatment Cost Deduction	$776,250	$2,108,000	$2,108,000	$2,108,000	$2,108,000	$9,208,250
	Refining Cost Deduction	$458,625	$828,100	$828,100	$828,100	$828,100	$3,771,025
	Total Deductions	$2,610,750	$5,420,400	$5,420,400	$5,420,400	$5,420,400	$24,292,350
	Net Revenues	$20,320,500	$35,984,600	$35,984,600	$35,984,600	$35,984,600	$164,258,900
	Net Price Per Once	$1,108	$1,086	$1,086	$1,086	$1,086	$1,089

	Operating Costs
$60	Ore Mining	$3,888,000	$6,528,000	$6,528,000	$6,528,000	$6,528,000	$30,000,000
$60	Waste Mining	$3,110,400	$5,222,400	$5,222,400	$5,222,400	$5,222,400	$24,000,000
$45	Processing	$2,794,500	$4,743,000	$4,743,000	$4,743,000	$4,743,000	$21,766,500
4.5%	Transportation	$1,215,000	$1,620,000	$1,620,000	$1,620,000	$1,620,000	$7,695,000
	Camp, Warehouse & Facilties	$2,250,000	$3,000,000	$3,000,000	$3,000,000	$3,000,000	$14,250,000
$25	Administration	$1,237,500	$1,650,000	$1,650,000	$1,400,000	$1,400,000	$7,337,500
$190	Total Operating Costs	$14,495,400	$22,763,400	$22,763,400	$22,513,400	$22,513,400	$105,049,000
	Costs Per Delivered Gold Oz	$790	$687	$687	$680	$680	$696
	Gross Operating Profit	$5,825,100	$13,221,200	$13,221,200	$13,471,200	$13,471,200	$59,209,900
	Other Costs
	SJG Concessions and Ejido Rental	$187,500	$250,000	$250,000	$250,000	$250,000	$250,000
	Depreciation & Amortization	$225,000	$300,000	$300,000	$300,000	$300,000	$250,000
	Interest Expense	$352,500	$304,000	$38,000	$0	$0	$250,000
	US Corporate Overhead Costs	$450,000	$750,000	$750,000	$1,000,000	$1,000,000	$3,950,000
	Total Other Costs	$1,215,000	$1,604,000	$1,338,000	$1,550,000	$1,550,000	$4,700,000
	Net Profit	$4,610,100	$11,617,200	$11,883,200	$11,921,200	$11,921,200	$54,509,900
	All Inclusive Costs / Per Del. Gold Oz	$856	$736	$728	$726	$726	$728

EXHIBIT C
MINING and PRODUCTION at SAN JOSE de GRACIA
(2015 - 2018)
Comparison to NI 43-101 Block Model

	NI 43-101 Block Model
	High Grade			Low Grade			Total Ore			Waste	Total
	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Tonnes
2015	8,030	13.73	3,545	2,140	4.13	284	10,170	11.71	3,829	4,981	15,151
2016	19,409	13.41	8,370	9,913	5.26	1,676	29,322	10.66	10,045	22,522	51,682
2017	13,578	11.25	4,911	18,551	5.83	3,479	30,885	8.08	8,021	42,186	74,315
2018	20,410	14.36	9,424	22,730	5.88	4,297	43,140	9.70	13,448	77,982	121,122
Total	61,427	13.29	26,250	53,334	5.68	9,736	113,517	9.68	35,343	147,671	262,270

	Mining Summary (2015 - 2018)
	High Grade			Low Grade			Total Ore			Waste	Total
Year	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Tonnes
Pre Op. 2015	4,140	13.70	1,824	6,439	3.56	737	10,580	7.53	2,561	4,571	15,151
2016	28,915	15.49	14,396	3,006	5.11	494	31,921	14.51	14,890	15,517	49,507
2017	29,787	12.46	11,929	11,879	5.69	2,172	41,666	10.53	14,101	32,891	74,667
2018	41,215	11.75	15,575	26,221	7.23	6,097	67,436	10.00	21,673	51,819	119,256
Totals	104,058	13.07	43,725	47,545	6.21	9,500	151,603	10.92	53,225	104,798	258,581
VS. Block Model	69.40%	-1.67%	66.57%	-10.85%	9.45%	-2.43%	33.55%	12.76%	50.59%	-29.03%	-1.41%

		Ore Sent To PLANT
	Date	Tonnes	Au g/t	Au Ounces
	2015	6,850	9.67	1,903
	2016	33,325	14.44	15,473
	2017	37,496	14.08	16,970
	2018	53,315	10.52	18,039
	Totals	130,986	12.49	52,385

		Ore Feed (Mill)			Gravimetric Concentrate Recovered			Flotation Concentrate Recovered			Total Concentrate Recovered			Recovery / AU Ounces
Date	Hours	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Tonnes	Au g/t	Au Ounces	Gravimetric	Flotation	Total
2015	1,577	6,125	8.23	1,621	164	136.37	719	414	45.86	610	578	70.46	1,309	43.67%	37.08%	80.76%
2016	6,846	32,827	16.67	17,590	501	294.26	4,590	3,507	85.41	9,479	4,064	122.43	14,067	26.60%	53.37%	79.97%
2017	7,116	35,170	12.93	14,625	471	330.44	5,087	2,655	79.05	7,548	3,483	114.26	12,636	34.54%	51.86%	86.40%
2018	7,042	52,038	9.82	16,425	453	280.92	4,175	4,473	62.77	9,972	5,379	81.87	14,147	24.88%	61.25%	86.13%
		126,161	12.39	50,261	1,589	284.89	14,571	11,049	73.23	27,610	13,504	101.94	42,159	28.99%	54.93%	83.88%